Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-290665
and 333-290665-01

(To Prospectus dated December 8, 2025, Prospectus Supplement dated December 8, 2025 and
Product Supplement EQUITY MLI-1

dated December 8, 2025)

680,000 Units $10 principal amount per unit CUSIP No. 09712A859	Pricing Date Settlement Date Maturity Date	June 29, 2026 July 7, 2026 July 8, 2031

BofA Finance LLC

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs

Fully and Unconditionally Guaranteed by Bank of America Corporation

■Automatically callable if the Observation Value of the Basket on any Call Observation Date, occurring approximately one, two, three and four years after the pricing date, is at or above the Starting Value. If the notes are called, on the relevant Call Payment Date you will receive the applicable Call Payment, and no further amounts will be payable on the notes.

■In the event of an automatic call, the amount payable per unit will be:

■$11.955 if called on the first Call Observation Date

■$13.91 if called on the second Call Observation Date

■$15.865 if called on the third Call Observation Date

■$17.82 if called on the fourth Call Observation Date

■$19.775 if called on the final Call Observation Date

■If not called on one of the first four Call Observation Dates, a maturity of approximately five years

■The Basket was equally weighted on the pricing date and is comprised of the VanEck® Gold Miners ETF and the iShares® Silver Trust.

■If not called on any of the Call Observation Dates, 1-to-1 downside exposure to decreases in the Basket from the Starting Value, with up to 100% of the principal amount at risk

■All payments are subject to the credit risk of BofA Finance LLC, as issuer of the notes, and the credit risk of Bank of America Corporation, as guarantor of the notes

■No periodic interest payments

■Limited secondary market liquidity, with no exchange listing

The notes are being issued by BofA Finance LLC (“BofA Finance”) and are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-7 of this term sheet, page PS-4 of the accompanying product supplement, page S-7 of the accompanying Series A MTN prospectus supplement and page 7 of the accompanying prospectus.

The initial estimated value of the notes as of the pricing date is $9.408 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-19 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.   _______________________

	Per Unit	Total
Public offering price	$ 10.000	$6,800,000
Underwriting discount(1)	$ 0.175	$119,000
	$ 0.050	$34,000
Proceeds, before expenses, to BofA Finance	$ 9.775	$6,647,000

(1)The underwriting discount reflects a sales commission of $0.175 per unit and a structuring fee of $0.050 per unit.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

June 29, 2026

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

Summary

The Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031 (the “notes”) are our senior unsecured debt securities. Payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally in right of payment with all of BofA Finance’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and the related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes will be automatically called if the Observation Value of the Market Measure, which is the Basket of Two ETFs described below (the “Basket”), on any Call Observation Date is equal to or greater than the Call Value. If your notes are called, you will receive the applicable Call Payment on the related Call Payment Date, and no further amounts will be payable on the notes. If your notes are not called, at maturity you will lose a portion, or possibly all, of the principal amount depending on the performance of the Basket. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our and BAC’s credit risk. See “Terms of the Notes” below.

The Basket was equally weighted on the pricing date and is comprised of the VanEck® Gold Miners ETF and the iShares® Silver Trust (each a “Basket Component”).

The economic terms of the notes (including the Call Payments and Call Premiums) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and costs associated with hedging the notes, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you are paying to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes.  This initial estimated value was determined based on our, BAC’s and our other affiliates’ pricing models, which take into consideration BAC’s internal funding rate and the market prices for the hedging arrangements related to the notes. The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-19.

Terms of the Notes		Payment Determination
Issuer:	BofA Finance LLC (“BofA Finance”)

Automatic Call Provision:

Redemption Amount Determination:

If the notes are not called you will receive the Redemption Amount per unit on the maturity date, determined as follows:

If the notes are not called, this necessarily means that the Ending Value is less than the Starting Value. You will lose a portion, or possibly all, of the principal amount if the notes are not called.

Guarantor:	Bank of America Corporation (“BAC”)
Principal Amount:	$10.00 per unit
Term:	Approximately five years, if not called on one of the first four Call Observation Dates
Market Measure:	An equally weighted ETF basket comprised of the VanEck® Gold Miners ETF (Bloomberg symbol: “GDX“) and the iShares® Silver Trust (Bloomberg symbol: “SLV“).
Starting Value:	100.00
Ending Value:	The Observation Value of the Market Measure on the final Call Observation Date
Observation Value:	The value of the Market Measure on the applicable Call Observation Date
Call Observation Dates:

July 7, 2027, June 29, 2028, June 29, 2029, July 1, 2030 and June 30, 2031 (the final Call Observation Date).

The scheduled Call Observation Dates are subject to postponement in the event of Market Disruption Events and non-Market Measure Business Days, as described beginning on page PS-25 of the accompanying product supplement.

Final Calculation Day / Maturity Valuation Period:

June 30, 2031 (which is also the final Call Observation Date), which is the fifth scheduled Market Measure Business Day immediately preceding the maturity date, subject to postponement in the event of Market Disruption Events and non-Market Measure Business Days, as described beginning on page PS-26 of the accompanying product supplement.

Call Value:	100 (100% of the Starting Value)
Call Payments (per Unit):

$11.955 if called on the first Call Observation Date;

$13.91 if called on the second Call Observation Date; $15.865 if called on the third Call Observation Date; $17.82 if called on the fourth Call Observation Date; and $19.775 if called on the final Call Observation Date.

Call Premiums (per Unit):

$1.955, representing a Call Premium of 19.55% of the principal amount, if called on the first Call Observation Date;

$3.91, representing a Call Premium of 39.10% of the principal amount, if called on the second Call Observation Date; $5.865, representing a Call Premium of 58.65% of the principal amount, if called on the third Call Observation Date; $7.82, representing a Call Premium of 78.20% of the principal amount, if called on the fourth Call Observation Date; and $9.775, representing a Call Premium of 97.75% of the principal amount, if called on the final Call Observation Date.

Autocallable Strategic Accelerated Redemption Securities®	TS-2

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

Call Payment Dates:

Approximately the fifth business day following the applicable Call Observation Date, subject to postponement as described on page PS-25 of the accompanying product supplement; provided however, that the Call Payment Date related to the final Call Observation Date will be the maturity date.

Price Multiplier:	1 for each Basket Component subject to adjustment for certain events relating to that Basket Component, as described beginning on page PS-29 of the accompanying product supplement.
Fees and Charges:	The underwriting discount of $0.225 per unit listed on the cover page.
Events of Default:

Events of Default are defined in the senior indenture relating to the notes and in the section entitled “Description of Debt Securities of BofA Finance LLC—Events of Default and Rights of Acceleration” on page 51 of the accompanying prospectus. If such an event occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the payment described under the caption “Description of the Notes—Automatic Call” or the payment described under the caption “—Payment at Maturity,” as applicable, in each case, determined as if the notes matured on the date of acceleration and as if the final Observation Date were the fifth Market Measure Business Day prior to the date of acceleration. The calculation agent shall pro-rate the applicable Call Premium and Call Payment according to the period of time elapsed between the settlement date of the notes and the date of acceleration. If a bankruptcy proceeding is commenced in respect of us, your claim may be limited under applicable bankruptcy law. In case of a default in payment of the notes, whether at their maturity or upon acceleration, they will not bear a default interest rate.

Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Autocallable Strategic Accelerated Redemption Securities®	TS-3

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

The terms and risks of the notes are contained in this term sheet and in the following:

■Product supplement EQUITY MLI-1 dated December 8, 2025:

https://www.sec.gov/Archives/edgar/data/70858/000119312525311325/d19794d424b2.htm

■Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025:
https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322.

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us, BAC and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Certain terms used but not defined in this term sheet have the meanings set forth in the accompanying product supplement.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

■You anticipate that the Observation Value of the Basket on at least one of the Call Observation Dates will be equal to or greater than the Call Value and, in that case, you accept an early exit from your investment.

■You accept that the return on the notes will be limited to the return represented by the applicable Call Premium even if the percentage change in the value of the Basket is significantly greater than such return.

■You are willing to lose a portion, or possibly all, of the principal amount if the notes are not called.

■You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

■You are willing to forgo dividends or other benefits of owning the Basket Components or the assets held by the Basket Components.

■You are willing to accept a limited or no market for sales for the notes prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and BAC's actual and perceived creditworthiness, BAC's internal funding rate and fees and charges on the notes.

■You are willing to assume our credit risk, as issuer of the notes, and BAC's credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

■You wish to make an investment that cannot be automatically called prior to maturity.

■You anticipate that the Observation Value will be less than the Call Value on each Call Observation Date.

■You seek an uncapped return on your investment.

■You seek principal repayment or preservation of capital.

■You seek interest payments or other current income on your investment.

■You want to receive dividends or other benefits of owning the Basket Components or the assets held by the Basket Components.

■You seek an investment for which there will be a liquid secondary market.

■You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes or to take BAC's credit risk, as guarantor of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Strategic Accelerated Redemption Securities®	TS-4

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

Examples of Hypothetical Payments

The following examples and table are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Call Payment or the Redemption Amount, as applicable, based on the hypothetical terms set forth below. The actual amount you receive and the resulting return will depend on the actual Observation Values, whether the notes are automatically called and the term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on the following hypothetical terms:

1)the Starting Value of 100.00;

2)the Call Value of 100.00;

3)an expected term of the notes of approximately five years, if the notes are not called on one of the first four Call Observation Dates;

4)the Call Premium of 19.55% of the principal amount if the notes are called on the first Call Observation Date, 39.10% if called on the second Call Observation Date, 58.65% if called on the third Call Observation Date, 78.20% if called on the fourth Call Observation Date and 97.75% if called on the final Call Observation Date; and

5)the Call Observation Dates occurring approximately one, two, three, four and five years after the pricing date.

For recent actual prices of the Basket Components, see “The Basket Components” section below. The Observation Values and the Ending Value will not include any income generated by dividends paid on the Basket Components or the assets held by the Basket Components, which you would otherwise be entitled to receive if you invested in any of the Basket Components directly. In addition, all payments on the notes are subject to issuer and guarantor credit risk.

Autocallable Strategic Accelerated Redemption Securities®	TS-5

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

Notes Are Called on a Call Observation Date

The notes will be called at $10.00 plus the applicable Call Premium if the Observation Value on one of the Call Observation Dates is equal to or greater than the Call Value. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 1 - The Observation Value on the first Call Observation Date is 110.00. Therefore, the notes will be called at $10.000 plus the Call Premium of $1.955 = $11.955 per unit.

Example 2 - The Observation Value on the first Call Observation Date is below the Call Value, but the Observation Value on the second Call Observation Date is 110.00. Therefore, the notes will be called at $10.000 plus the Call Premium of $3.91 = $13.91 per unit.

Example 3 - The Observation Values on the first two Call Observation Dates are below the Call Value, but the Observation Value on the third Call Observation Date is 110.00. Therefore, the notes will be called at $10.000 plus the Call Premium of $5.865 = $15.865 per unit.

Example 4 - The Observation Values on the first three Call Observation Dates are below the Call Value, but the Observation Value on the fourth Call Observation Date is 110.00. Therefore, the notes will be called at $10.000 plus the Call Premium of $7.82 = $17.82 per unit.

Example 5 - The Observation Values on the first four Call Observation Dates are below the Call Value, but the Observation Value on the fifth and final Call Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $9.775 = $19.775 per unit.

Notes Are Not Called on Any Call Observation Date

Example 6 - The notes are not called on any Call Observation Date. This necessarily means that the Ending Value is less than the Starting Value. The Redemption Amount will be less than the principal amount and could be zero. For example, if the Ending Value is 85.00, the Redemption Amount per unit will be:

	Notes Are Called on a Call Observation Date					Notes Are Not Called on Any Call Observation Date
	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Starting Value	100.00	100.00	100.00	100.00	100.00	100.00
Call Value	100.00	100.00	100.00	100.00	100.00	100.00
Observation Value on the first Call Observation Date	110.00	90.00	90.00	90.00	90.00	90.00
Observation Value on the second Call Observation Date	N/A	110.00	85.00	85.00	85.00	85.00
Observation Value on the third Call Observation Date	N/A	N/A	110.00	85.00	85.00	85.00
Observation Value on the fourth Call Observation Date	N/A	N/A	N/A	110.00	85.00	85.00
Observation Value on the final Call Observation Date	N/A	N/A	N/A	N/A	110.00	85.00
Return of Basket	10.00%	10.00%	10.00%	10.00%	10.00%	-15.00%
Return of the Notes	19.55%	39.10%	58.65%	78.20%	97.75%	-15.00%
Call Payment / Redemption Amount per Unit	$11.955	$13.91	$15.865	$17.82	$19.775	$8.50

Autocallable Strategic Accelerated Redemption Securities®	TS-6

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-4 of the accompanying product supplement, page S-7 of the Series A MTN prospectus supplement, and page 7 of the prospectus identified above. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

■There is no fixed principal repayment amount on the notes at maturity. If the notes are not called, you will lose a portion, or possibly all, of the principal amount, depending on the performance of the Market Measure.

■Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the Basket Components or the stocks included in the Basket Components. If, on a Call Observation Date, the Observation Value is greater than or equal to the Call Value, we will automatically call the notes. If the notes are automatically called, your return will be limited to the applicable Call Premium, regardless of the extent of the increase in the value of the Market Measure.

■Payments on the notes will not reflect changes in the value of the Market Measure other than on the Call Observation Dates. As a result, even if the value of the Market Measure increases during the term of the notes, you will not receive any Call Payment if the Observation Value on each Call Observation Date is less than the Call Value. Similarly, if the notes are not called, you will receive a Redemption Amount that is less than the principal amount if the Ending Value is less than the Starting Value on the Final Calculation Day, even if the value of the Market Measure was greater than the Starting Value prior to such Final Calculation Day.

■If the notes are called, you will be subject to reinvestment risk, and you will lose the opportunity to receive any higher Call Premium that otherwise might have been payable on a later date.

■Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

■Payments on the notes are subject to our credit risk, and the credit risk of BAC, and any actual or perceived changes in our or BAC’s creditworthiness are expected to affect the value of the notes. If we and BAC become insolvent or are unable to pay our respective obligations, you may lose your entire investment.

■We are a finance subsidiary and, as such, have no independent assets, operations or revenues.

■BAC’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of its subsidiaries.

■The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance or BAC; events of bankruptcy or insolvency or resolution proceedings relating to BAC and covenant breach by BAC will not constitute an event of default with respect to the notes.\

■Changes in the prices of the Basket Components may offset each other.

Valuation- and Market-related Risks

■The initial estimated value of the notes considers certain assumptions and variables and relies in part on certain forecasts about future events, which may prove to be incorrect. The initial estimated value of the notes is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of BAC, BAC’s internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

■The public offering price you are paying for the notes exceeds the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value.  This is due to, among other things, changes in the value of the Basket, changes in BAC’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and costs associated with hedging the notes, all as further described in “Structuring the Notes” on page TS-19. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

■The initial estimated value does not represent a minimum or maximum price at which we, BAC, MLPF&S, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Basket, our and BAC’s creditworthiness and changes in market conditions.

■A trading market is not expected to develop for the notes. None of us, BAC, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Autocallable Strategic Accelerated Redemption Securities®	TS-7

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

Conflict-related Risks

■BAC and its affiliates’ hedging and trading activities (including trades in shares of the Basket Components or the assets included in the Basket Components) and any hedging and trading activities BAC or its affiliates engage in that are not for your account or on your behalf, may affect the market value and return of the notes and may create conflicts of interest with you.

■There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.  We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

■The sponsor and investment advisor of each Basket Component may adjust each Basket Component in a way that could adversely impact the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

■The sponsor of the GDX’s underlying index (the “Underlying Index”) may adjust the Underlying Index in a way that affects its level, and has no obligation to consider your interests.

■You will have no rights of a holder of the Basket Components or the assets held by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions on the Basket Components.

■While BAC and our other affiliates may from time to time own securities of companies included in the GDX, we, BAC and our other affiliates do not control any company included in the GDX, and have not verified any disclosure made by any other company.

■There are liquidity and management risks associated with the Basket Components.

■The performance of the Basket Components may not correlate with the performance of its Underlying Index or the assets held by the Basket Components as well as the net asset value per share of the Basket Components, especially during periods of market volatility when the liquidity and the market price of shares of the Basket Components and/or the assets held by the Basket Components may be adversely affected, sometimes materially.

■Risks associated with the Basket Components or the underlying assets of the Basket Components will affect the share price of the Basket Components and hence, the value of the notes.

■The payments on the notes will not be adjusted for all corporate events that could affect the Basket Components. See “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-32 of the accompanying product supplement.

■The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

Tax-related Risks

■The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-48 of the accompanying product supplement.

Additional Risk Factors

An investment in the Notes is subject to risks associated with investing in stocks in the gold and silver mining industries. All or substantially all of the equity securities held by the GDX are issued by companies whose primary line of business is directly associated with the gold and/or silver mining industries. As a result, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers. Investments related to gold and silver are considered speculative and are affected by a variety of factors. Competitive pressures may have a significant effect on the financial condition of gold and silver mining companies. Also, gold and silver mining companies are highly dependent on the price of gold and silver bullion, respectively, and may be adversely affected by a variety of worldwide economic, financial and political factors. The price of gold has fluctuated in recent years and may continue to fluctuate substantially over short periods of time so the trading price of the shares of the GDX may be more volatile than other types of investments. Fluctuation in the prices of gold and silver may be due to a number of factors, including changes in inflation and changes in industrial and commercial demand for metals. Additionally, increased environmental or labor costs may depress the value of metal investments. In times of significant inflation or great economic uncertainty, gold, silver and other precious metals may outperform traditional investments such as bonds and stocks. However, in times of stable economic growth, traditional equity and debt investments could offer greater appreciation potential and the value of gold, silver and other precious metals may be adversely affected, which could in turn affect the GDX’s returns. If a natural disaster or other event with a significant economic impact occurs in a region where the companies in which the GDX invests operate, that disaster or event could negatively affect the profitability of these companies and, in turn, the GDX’s investment in them. These factors could affect the gold and silver mining industries and could affect the value of the equity securities held by the GDX and the price of the GDX during the term of the Notes, which may adversely affect the value of your Notes.

In addition, the GDX is classified as “non-diversified” under the Investment Company Act of 1940, as amended. A non-diversified

Autocallable Strategic Accelerated Redemption Securities®	TS-8

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

fund generally may invest a larger percentage of its assets in the securities of a smaller number of issuers. As a result, the GDX may be more susceptible to the risks associated with these particular companies, or to a single economic, political or regulatory occurrence affecting these companies.

An investment in the Notes is subject to risks associated with foreign securities markets, including emerging markets. Some of the securities held by the GDX are issued by foreign companies and you should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. Foreign securities markets may have less liquidity and may be more volatile than the U.S. securities markets, and market developments may affect foreign markets differently than U.S. securities markets. Direct or indirect government intervention to stabilize a foreign securities market, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about non-U.S. companies that are not subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices and performance of securities of non-U.S. companies are subject to political, economic, financial, military and social factors which could negatively affect foreign securities markets, including the possibility of recent or future changes in a foreign government’s economic, monetary and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities, the possibility of imposition of withholding taxes on dividend income, the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility or political instability and the possibility of natural disaster or adverse public health developments. Moreover, the relevant non-U.S. economies may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, trade surpluses or deficits, capital reinvestment, resources and self-sufficiency.

In addition, the GDX may include companies in countries with emerging markets. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions (due to economic dependence upon commodity prices and international trade), and may suffer from extreme and volatile debt burdens, currency devaluations or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

The securities included in the GDX may be listed on a foreign stock exchange. A foreign stock exchange may impose trading limitations intended to prevent extreme fluctuations in individual security prices and may suspend trading in certain circumstances. These actions could limit variations in the Closing Price of the GDX which could, in turn, adversely affect the value of the Notes.

The Notes are subject to foreign currency exchange rate risk. The GDX holds securities traded outside of the United States. Its share price will fluctuate based upon its net asset value (“NAV”), which will in turn depend in part upon changes in the value of the currencies in which the securities held by the GDX are traded. Accordingly, investors in the Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the securities held by the GDX are traded. An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar. If the dollar strengthens against these currencies, the NAV of the GDX will be adversely affected and the price of the GDX may decrease.

The stocks held by the GDX are concentrated in one sector. The GDX holds securities issued by companies in the gold miners sector. As a result, some of the stocks that will determine the performance of the Notes are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities held by the GDX, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in this sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally. The SLV is linked to a single commodity and not to a diverse basket of commodities or a broad-based commodity index. The SLV’s underlying commodity may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. As a result, the Notes carry greater risk and may be more volatile than securities linked to the prices of more commodities or a broad-based commodity index.

The performance of the SLV may be influenced by silver prices. To the extent the price of silver has a limited effect, if any, on the performance of the SLV, silver prices are subject to volatile price movements over short periods of time, represent trading in commodities markets, which are substantially different from equities markets, and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of silver are generally quoted), interest rates and silver borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events.

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Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

Silver prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold silver, levels of silver production and production costs, and short-term changes in supply and demand because of trading activities in the silver markets. It is not possible to predict the aggregate effects of all or any combination of these factors. Any negative developments with respect to these factors may have an adverse effect on silver prices and, as a result, on the prices of the SLV and, therefore, the return on the Notes.

There are risks associated with commodities trading on the London Bullion Market Association. The investment objective of the SLV is to reflect generally the price of silver before the payment of expenses and liabilities. The prices of silver are determined by the London Bullion Market Association (the “LBMA”) or an independent service provider appointed by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of the LBMA silver prices as a global benchmark for the value of silver may be adversely affected. The LBMA is a principals’ market that operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA that would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the LBMA silver prices, which could adversely affect the value of the Notes. The LBMA, or an independent service provider appointed by the LBMA, will have no obligation to consider your interests in calculating or revising the LBMA silver prices. All of these factors could adversely affect the price of the SLV and, therefore, the return on the Notes.

The Notes are subject to risks associated with silver.

The SLV seeks to reflect generally the performance of the price of silver, less the SLV’s expenses and liabilities. The price of silver is primarily affected by global demand for and supply of silver. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, increases in silver hedging activity by silver producers, significant changes in attitude by speculators and investors in silver, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events and production costs and disruptions in major silver-producing countries, such as Mexico, China and Peru. The demand for and supply of silver affect silver prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market. The major end uses for silver include industrial applications, jewelry and silverware. It is not possible to predict the aggregate effect of all or any combination of these factors.

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Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the prices of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section “The Basket Components” below. Each Basket Component was assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of the Notes–Baskets” beginning on page PS-43 of the accompanying product supplement.

On the pricing date, for each Basket Component, the Initial Component Weight, the Closing Market Price, the Component Ratio and the initial contribution to the Basket value are as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Market Price(1)	Component Ratio(1)(2)	Initial Basket Value Contribution
VanEck® Gold Miners ETF	GDX	50.00	$75.68	0.66067653	50.00
iShares® Silver Trust	SLV	50.00	$52.68	0.94912680	50.00
				Starting Value	100.00

(1)These were the Closing Market Prices of the Basket Components on the pricing date.

(2)Each Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Component on the pricing date and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the Closing Market Price for each Basket Component (multiplied by its Price Multiplier) on the applicable Call Observation Date and the Component Ratio applicable to such Basket Component. If a Market Disruption Event or non-Market Measure Business Day occurs as to any Basket Component on a scheduled Call Observation Date, the Closing Market Price of that Basket Component will be determined as more fully described beginning on page PS-44 of the accompanying product supplement in the section “Description of the Notes–Baskets—Value of the Basket.”

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Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

While actual historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical daily performance of the Basket from January 1, 2016 through the pricing date.  The graph is based upon actual daily historical Closing Market Prices of the Basket Components, hypothetical Component Ratios based on the Closing Market Prices of the Basket Components as of December 31, 2015, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

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The Basket Components

All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Van Eck Associates Corporation, the sponsor of the GDX, and iShares Delaware Trust Sponsor LCC,, the sponsor of the SLV. The sponsors, which license the copyright and all other rights to each Basket Component, have no obligation to continue to publish, and may discontinue or suspend the publication of, a Basket Component at any time. The consequences of the sponsors discontinuing publication of a Basket Component are discussed in the section entitled “Description of the Notes – Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund” on page PS-35 of the accompanying product supplement.  None of us, BAC, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance, or publication of any Basket Component or any successor underlying fund.

The VanEck® Gold Miners ETF

We have derived the following information from publicly available documents published by VanEck ETF Trust (the “Trust”) (or, with respect to its underlying index, NYSE Arca).

Information provided to or filed with the SEC relating to the GDX under the Securities Exchange Act of 1934, as amended, can be located by reference to its Central Index Key, or CIK, 0001137360 through the SEC’s website at http://www.sec.gov. Additional information about the GDX may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The GDX is an investment portfolio maintained, managed and advised by the Trust. The GDX is an exchange traded fund that trades on NYSE Arca under the ticker symbol “GDX.” The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MarketVector Global Gold Miners Index (the “underlying index”). The underlying index is comprised of publicly traded companies primarily involved in the gold and silver mining industries. The GDX utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the underlying index by investing in a portfolio of securities that generally replicates the underlying index. The GDX will normally invest at least 80% of its total assets in common stocks that comprise the underlying index.

The Underlying Index

The underlying index is a thematic index tracking the performance of companies involved in the gold and silver mining industries.  The underlying index is calculated, maintained and published by MarketVector, the index sponsor. The underlying index was launched on June 3, 2025 with a base index value of 1,000.00 as of April 30, 2006.

The underlying index is reported by Bloomberg L.P. under the ticker symbol “MVGDXTR.”

The Index Universe

The underlying index only includes companies with at least 50% (25% for current components) of their:

•revenues from gold and/or silver mining, royalties, and/or streaming; and/or

•mining mineral resources from gold and/or silver.

The index universe will include only common securities and securities with similar characteristics from financial markets that are freely investable for foreign investors and that provide real-time and historical component and currency pricing, excluding limited partnerships.

Due to certain restrictions security listings on exchanges in the following countries do not qualify for the index universe: Bahrain, China (domestic market), India, Kuwait, Luxembourg, Oman, Qatar, Russia, Saudi Arabia, United Arab Emirates, and Vietnam. Furthermore, securities listed on the following exchanges or exchange segments are not eligible for this index: Paris Euronext Auction, Hamburger Boerse, Boerse Berlin, Oslo Euronext Growth, London Stock Exchange (AIM, AIMI, ASQ1, ASQ2, ASX1, ASXN, SFM2, SFM3, SSQ3, SSX3, SSX4, EQS). Companies from financial markets that are not freely investable for foreign investors or that do not provide real-time and historical component and currency pricing may still be eligible if they have a listing on an eligible exchange and if they meet all the size and liquidity requirements on this exchange.

Investable Index Universe

Market Capitalization and Liquidity Criteria

Securities must meet the following size and liquidity requirements to be included in the investable universe. If composite country volume data exists, it will be used to identify the investable universe.

All of the following applies for securities that are currently not included in the underlying index:

•free-float of at least 10%;

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•full market capitalization exceeding USD $150 million;

•a three-month average daily trading volume of at least USD $1 million at the current quarter and at the previous two quarters; and

•at least 250,000 shares traded per month over the last six months at the current quarter and at the previous two quarters.

All of the following applies for securities already in the underlying index:

•free-float of at least 5%;

•a full market capitalization exceeding USD $75 million; and

•a three-month average daily trading volume of at least USD $200,000 in at least two of the latest three quarters (current quarter and at the previous two quarters).

In addition, at least one of the following applies for securities already in the underlying index:

•a three-month average daily trading volume of at least USD $600,000 at the current quarter or at one of the previous two quarters; or

•at least 200,000 shares traded per month over the last six months at the current quarter or at one of the previous two quarters.

Initial Public Offerings, Special Purpose Acquisition Companies, and Spin-Offs

Modified investability rules are applied for a recent initial public offering (“IPO”), spin-offs and postmerger/acquisition special purpose acquisition companies (“SPACs”). Such companies qualify for fast track addition to the investable universe once; either at the next regularly scheduled review if it has been trading since at least the last trading day of the month two months prior to the review month or else at the following regularly scheduled review. In order to be added to the underlying index the IPO security has to meet all of the following size and liquidity requirements:

•the IPO must have a full market capitalization exceeding USD $150 million;

•the IPO must have a free-float factor of at least 10%;

•the IPO must have an average daily trading volume of at least USD $1 million; and

•the IPO must have traded at least 250,000 shares per month (or per 22 days).

This rule is applicable for newly spun-off companies and post-merger/acquisition SPACs (using the merger/acquisition date like an IPO date) as well.

Eligibility Universe

Share Class

One share class of each company in the investable universe is included in the eligible universe. In case more than one share class fulfills the above specified market capitalization and liquidity rules, only the largest share class by free-float market capitalization qualifies for the eligible universe. In exceptional cases (e.g. significantly higher liquidity), MarketVector  can decide for a different share class.

In case the free-float market capitalization of a currently not included share class of an index component exceeds the free-float market capitalization of the currently selected share class by at least 25% and fulfills all market capitalization and liquidity eligibility criteria for non-components the currently selected share class will be replaced by the larger one.

In exceptional cases (e.g. significantly higher liquidity), MarketVector can decide to keep the current share class instead.

Pricing Source

For each company in the investable universe one pricing source qualifies for the eligible universe. In cases where a company has multiple listings (e.g. ADRs, GDRs, or listings on markets other than in the home country), the price sources will be selected to the eligible universe in the following order:

1.US price source;

2.UK price source- London Stock Exchange International Order Book only;

3.Home-market price source;

4.Most liquid foreign-market price source.

Once a company has qualified for the investable universe, only the most liquid single exchange price source within the country qualifies for the eligible universe. In exceptional cases, MarketVector can assign alternative pricing sources.

Index Review

Review Schedule

Components of the underlying index are reconstituted and rebalanced on a quarterly basis in March, June, September, and December according to the following schedule:

1.The eligible universe and component selection is determined based on the closing data on the last business day in February, May, August, and November. If a security does not trade on the last business day in February, May, August,

Autocallable Strategic Accelerated Redemption Securities®	TS-14

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

or November, the last available price for this security will be used.

2.Component weights are determined based on closing data as of the Wednesday prior to the second Friday of March, June, September, and December. If a security does not trade on the Wednesday prior to the second Friday of March, June, September, and December, the last available closing data for this security will be used.

3.The underlying review and rebalance data (i.e. weights, shares outstanding, free-float factors, and new weighting cap factors) is announced on the second Friday of March, June, September and December.

4.Changes will be implemented and based on the closing prices as of the third Friday of March, June, September, and December. If the third Friday is not a business day, the review will take place on the last business day before the third Friday. If a security does not trade on the third Friday of March, June, September, or December, then the last available price for this security will be used. Changes become effective on the next index dissemination day.

Selection Procedure

Upon an index reconstitution, securities included in the eligible universe are selected to the underlying index based on the following procedure. The underlying index targets a coverage of 90% of the free-float market capitalization of the eligible universe with a minimum of 25 components.

1.All securities in the eligible universe are sorted in terms of free-float market capitalization in descending order.

2.Securities covering the top 85% of the free-float market capitalization of the eligible universe qualify for selection.

3.Current components between 85% and 98% of the free-float market capitalization of the eligible universe also qualify for selection.

4.If the coverage is still below 90% of the free-float market capitalization of the eligible universe or the number of components in the underlying index is still below 25, the largest remaining securities will be selected until both the target coverage and minimum number of components are reached.

5.In case the number of eligible securities is below the minimum of 25, additional securities are added by MarketVector’s decision until the number of securities selected to the underlying index reaches the minimum of 25 components.

Weighting Scheme

Upon an index rebalance, components selected to the underlying index will be weighted according to a modified float-adjusted market cap weighting strategy:

1.All index components are weighted by their free-float market capitalization.

2.All components with more than 50% exposure to gold-related activities that exceed 4.5% in weight but at least the largest five and at the maximum the largest 9 of these components are grouped together (so called “Large-Weights”). All other components are grouped together as well (so called “Small-Weights”).

3.The aggregated weighting of the Large-Weights is capped at 45%:

•Large-Weights: If the aggregated weighting of all components in Large-Weight exceeds 45%, then a capping factor is calculated to bring the weighting down to 45%- at the same time a second capping factor for the Small-Weights is calculated to increase the aggregated weight to 55%. These two factors are then applied to all components in the Large-Weights or the Small-Weights respectively.

•Large-Weights: The maximum weight for any single security is 20% and the minimum weighting is 5%. If a security is above the maximum or below the minimum weight, then the weight will be reduced to the maximum weight or increased to the minimum weight and the excess weight shall be redistributed proportionally across all other remaining index constituents in the Large-Weights.

•Small-Weights: The maximum weight for any single security is 4.5%. If a security is above the maximum weight, then the weight will be reduced to the maximum weight and the excess weight shall be redistributed proportionally across all other remaining index constituents in the Small-Weights.

In case the aggregated weight of all index components with less than 50% exposure to gold-related activities exceeds 20%, a weighting cap factor will be applied to ensure the aggregated weight of such index components does not exceed 20%. The excess weight shall be proportionally redistributed among the uncapped index components with more than 50% exposure to gold-related activities within the Small-Weights.

Index Maintenance

Changes to Free-Float Factors and Number of Shares

Changes to the number of shares or the free-float factors due to corporate actions like stock dividends, splits, rights issues, spin-offs etc. are implemented immediately and will be effective the next trading day (i.e., the ex-date). Any secondary issuance, share repurchase, buyback, tender offer, Dutch auction, exchange offer, bought deal equity offering or prospectus offering will be updated at the quarterly review if the change is smaller than 10%. Changes larger than 10% will be pre-announced (three trading days notice) and implemented on the first dissemination day of the following month (on a best effort basis). If necessary and information is available,

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resulting float changes will be taken into consideration.

Changes due to Mergers & Takeovers

A merger or takeover is deemed successful if it has been declared wholly unconditional and has received approval of all regulatory agencies with jurisdiction over the transaction. The result of a merger or takeover is typically one surviving security and one or more non-surviving securities that may not necessarily be delisted from the respective trading system(s). The following treatments are applied for mergers and takeovers containing stock terms:

•If an index component merges with or takes over another index component: The surviving security remains in the underlying index and the other security is deleted immediately from the underlying index. Its shares and float are adjusted according to the terms of the merger/takeover. The index market capitalization of the merged company corresponds to the market capitalization of the two separate companies.

•If a non-index component merges with or takes over an index component:

–If the surviving security meets the eligible index universe requirements, it will be added to the underlying index. Its shares and float will be adjusted according to the terms of the merger/takeover and will replace the current index component.

–If the surviving security does not meet the eligible index universe requirements, it will not be added to the underlying index and the current index component will be deleted immediately from the underlying index. The following treatments are applied for mergers and takeovers with cash terms only:

•If a non-index component merges with or takes over an index component:

–The index component will be deleted.

Changes due to Spin-Offs

The spun-off company will be added to the underlying index where the parent company is an index constituent according to the transaction terms, with a price of zero, on the ex-date. If the spun-off does not start trading on the ex-date, a fixed indicative price will be used until the first trading day. If an indicative price is not possible to be calculated, the spun-off company will be added with a price of zero to the underlying index. If the spun-off does not qualify for the underlying index, it will be deleted after two trading days based on its respective closing price.

Additions due to Replacements

On an ongoing basis, for all corporate events that result in a security deletion from the underlying index, the deleted security will be replaced with the highest ranked non-component on the most recent selection list immediately only if the number of components in the underlying index would drop below 20. The replacement security will be added at the same weight as the deleted security. Only in case the number of components drops below its minimum due to a merger of two or more index components, the replacement security will be added with its uncapped free-float market capitalization weight.

In all other cases, i.e. there is no replacement. The additional weight resulting from the deletion will be redistributed proportionally across all other index constituents.

In case the number of index components drops below the minimum component number and no non-component security is eligible as a replacement, the determination of the addition is subject to MarketVector’s decision.

Index Calculation

The underlying index is calculated using the Laspeyres’ formula:

Where (for all securities (i) in the underlying index):

pi	= security price,
qi	=number of shares,
f fi	=free-float factor,
fxi	=exchange rate (local currency to index currency),
cfi	= weighting cap factor (if applicable, otherwise set to 1),
M	=free-float market capitalization of the underlying index,
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D	=divisor.

Divisor Adjustments

Index maintenance, reflecting changes in shares outstanding, capital actions, addition or deletion of securities to the underlying index, should not change the level of the underlying index. This is accomplished with an adjustment to the divisor. Any change to the securities in the underlying index that alters the total market value of the underlying index while holding security prices constant will require a divisor adjustment.

Where ∆MC is the difference between closing and adjusted closing market capitalization of the underlying index.

Free-Float

The underlying index is free-float adjusted—the number of shares outstanding is reduced to exclude closely held shares (amount larger than 5% of the company’s full market capitalization) from the index calculation. At times, other adjustments are made to the share count to reflect foreign ownership limits or sanctions. These are combined with the block-ownership adjustments into a single factor. To avoid unwanted double counting, either the block-ownership adjustment or the restricted stocks adjustment is applied, whichever produces the higher result. Free-float factors are reviewed quarterly.

Corporate Action Related Adjustments

Corporate actions range widely from routine share issuances or buybacks to unusual events like spin-offs or mergers. These are listed on the table below with notes about the necessary changes and whether the divisor will be adjusted.

pi = security price;

qic = number of shares.

Type of Corporate Action	Treatment	Divisor Adjustment
Cash dividend	(In total return gross indexes the withholding tax is 0)	Yes
Special cash dividend	(In total return gross indexes the withholding tax is 0)	Yes
Split	Shareholders receive ‘B’ new shares for every ‘A’ share held.	No
Rights Offering	Shareholders receive ‘B’ new shares for every ‘A’ share held. If the subscription-price is either not available or not smaller than the closing price, no adjustment will be made.	Yes
Stock dividend (withholding taxes are applied, if applicable)	Shareholders receive ‘B’ new shares for every ‘A’ share held.	No
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Stock dividend from treasury (withholding taxes are applied, if applicable)	Stock dividends from treasury are adjusted as ordinary cash dividends. Shareholders receive ‘B’ new shares for every ‘A’ share held.	Yes
Stock dividend of a different company security (withholding taxes are applied, if applicable)	The shares of the different company will be added according to the terms.	No
Addition/Deletion of a company	Net change in free-float market value determines the divisor adjustment.	Yes
Changes due to a merger/takeover	Net change in free-float market value determines the divisor adjustment. In case of no change, the divisor change is 0.	Yes
Spin-offs	Shareholders receive ‘B’ new shares for every ‘A’ share held.	No
Changes in shares outstanding	Net change in free-float market value determines the divisor adjustment. In case of no change, the divisor change is 0.	Yes

With corporate actions where cash dividends or other corporate assets are distributed to shareholders, the price of the security will drop on the ex-dividend day (the first day when a new shareholder is eligible to receive the distribution). The effect of the divisor adjustment is to prevent this price drop from causing a corresponding drop in the underlying index.

Corporate actions are announced at least four days prior to implementation.

Data Correction and Disruptions

Incorrect or missing input data will be corrected immediately.

Eligibility Criteria for Underlying Index Components

The Underlying Index includes common stocks, American Depositary Receipts or Global Depositary Receipts of selected companies that are involved in mining for gold and silver and that are listed for trading and electronically quoted on a major stock market that is accessible by foreign investors. Generally, this includes exchanges in most developed markets and major emerging markets, and includes companies that are cross-listed, i.e., both U.S. and Canadian listings. IDI will use its discretion to avoid exchanges and markets that are considered “frontier” in nature or have major restrictions to foreign ownership. The universe of companies eligible for inclusion in the Underlying Index will specifically include those companies that derive at least 50% of their revenues from gold mining and related activities (40% for companies that are already included in the Underlying Index). Also, the Underlying Index will maintain an exposure to companies with a significant revenue exposure to silver mining in addition to gold mining, which will not exceed 20% of the Underlying Index weight at each rebalance.

Further, both streaming companies and royalty companies are eligible for inclusion in the Underlying Index. Companies that have not yet commenced production are also eligible for inclusion in the Underlying Index, provided that they have tangible revenues that are related to the mining of either gold or silver ore. There are no restrictions imposed on the index universe in how much a particular company has hedged in gold or silver production via futures, options or forward contracts.

Only companies with a market capitalization of greater than $750 million that have an average daily trading volume of at least 50,000 shares over the past three months and an average daily value traded of at least $1 million over the past three months are eligible for inclusion in the Underlying Index. A buffer is enforced for companies already in the Underlying Index. For companies already included in the Underlying Index, the market capitalization requirement at each rebalance is $450 million, the average daily volume requirement is at least 30,000 shares over the past three months and the average daily value traded requirement is at least $600,000 over the past three months.

IDI has the discretion to not include all companies that meet the minimum criteria for inclusion.

Calculation of the Underlying Index

The Underlying Index is calculated by IDI on a net total return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the Underlying Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below. The level of the Underlying Index was set at 500.00 on December 19, 2002, which is the index base date. The Underlying Index is calculated using the following formula:

Autocallable Strategic Accelerated Redemption Securities®	TS-18

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

Where:

t = Index Calculation Date t;

Dntr,t = the Index Divisor on Index Calculation Date t;

Pi,t = Price (in the Index Base Currency) of Index Constituent i on Index Calculation Date t;

Qi,t = number of Shares of Index Constituent i on Index Calculation Date t;

Underlying Index Maintenance

Quarterly Index Rebalances

The Underlying Index is reviewed quarterly so that the selection and weightings of the constituents continues to reflect as closely as possible the Underlying Index’s objective of measuring the performance of highly capitalized companies in the gold mining industry. IDI may at any time and from time to time change the number of securities comprising the Underlying Index by adding or deleting one or more securities, or replacing one or more securities contained in the Underlying Index with one or more substitute securities of its choice, if, in IDI’s discretion, such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Underlying Index. A company will be removed from the Underlying Index during the quarterly review if either (1) its market capitalization falls below $450 million or (2) its average daily trading volume for the previous three months is less than 30,000 shares and its average daily traded value for the previous three months is less than $600,000.

Weightings at Quarterly Index Rebalances

At the time of the quarterly rebalance, the component security weights (also referred to as the multiplier or share quantities of each component security) will be modified to conform to the following asset diversification requirements:

1.the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

2.the component securities are split into two subgroups-large and small, which are ranked by unadjusted market capitalization weight in the Underlying Index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

3.the final aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 45% of the total index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the Underlying Index’s diversification rules.

Diversification Rule 1: If any component stock exceeds 20% of the total value of the Underlying Index, then all stocks greater than 20% of the Underlying Index are reduced to represent 20% of the value of the Underlying Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.

Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are components with a weight of under 5% (after any adjustments for Diversification Rule 1). If there are no components that classify as large components after Diversification Rule 1 is run, then Diversification Rule 2 is not executed. Alternatively, if the starting aggregate weight of the large components after Diversification Rule 1 is run is not greater than 45% of the starting index weight, then Diversification Rule 2 is not executed. If Diversification Rule 2 is executed, then the large group will represent in the aggregate 45% and the small group will represent 55% in the aggregate of the final index weight. This will be adjusted through the following process: The weight of each of the large stocks will be scaled down proportionately (with a floor of 5%) so that the aggregate weight of the large components will be reduced to represent 45% of the Underlying Index. If any large component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 5% and the components with weights greater than 5% will be reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any small component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 4.5%. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Changes to the Underlying Index composition and/or the component security weights in the Underlying Index are determined and announced prior to taking effect. These changes typically become effective after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance.

Autocallable Strategic Accelerated Redemption Securities®	TS-19

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

Corporate Action-Related Adjustments

The Underlying Index may be adjusted in order to maintain the continuity of the index level and the composition. The underlying aim is that the index continues to reflect as closely as possible the value of the underlying portfolio. Adjustments take place in reaction to events that occur with constituents, in order to mitigate or eliminate the effect of that event on the Underlying Index.

The Index Divisor will be adjusted for corporate actions and any additions, deletions and share changes, as described in more detail below. The Index Divisor is calculated as follows:

Where:

t = Index Calculation Date t;

Dntr,t = the Index Divisor on Index Calculation Date t;

APCi,t = the Adjusted Previous Close Price (for net dividends going ex-dividend on Index Calculation Date t and corporate actions, and denominated in the Index Base Currency) of Index Constituent i on Index Calculation Date t;

Qi,t = number of Shares of Index Constituent i on Index Calculation Date t;

Index(NTR)t-1 = the Underlying Index Level from Date t-1;

Adjustments take place in reaction to events that occur with constituents in order to mitigate or eliminate the effect of that event on the performance of the Underlying Index as follow:

(1)Removal of constituents. Any stock deleted from the Underlying Index as a result of a corporate action such as a merger, acquisition, spin-off, delisting or bankruptcy is typically not replaced with a new constituent. The total number of stocks in the Underlying Index is reduced by one every time a company is deleted. In certain circumstances, IDI may decide to add another constituent into the Underlying Index as a result of the pending removal of a current constituent. If a company is removed from the Underlying Index, the divisor will be adapted to maintain the index level.

a.Mergers and acquisitions. In the event that a merger or acquisition occurs between members of the Underlying Index, the acquired company is deleted and its market capitalization moves to the acquiring company’s stock. In the event that only one of the parties to a merger or acquisition is a member of the Underlying Index, an acquiring member of the Underlying Index continues as a member of the Underlying Index and its shares will be adjusted at the next rebalance while an acquired member of the Underlying Index is removed from the Underlying Index and its market capitalization redistributed proportionately across the remaining constituents via a divisor adjustment, and the acquiring company may be considered for inclusion at the next rebalance.

b.Suspensions and company distress. Immediately upon a company’s filing for bankruptcy, an announcement will be made to remove the constituent from the Underlying Index effective for the next trading day. If the constituent is trading on an over-the-counter market, the last trade or price on that market is utilized as the deletion price on that day. If the stock does not trade on the relevant exchange between the bankruptcy announcement and the current index business day, the stock may be deleted from the Underlying Index with a presumed market value of $0.

c.Split-up / spin-off. The closing price of the index constituent is adjusted by the value of the spin-off and the shares of the index constituent will not be adjusted.

(2)Dividends. The Underlying Index will be adjusted for dividends that are special. To determine whether a dividend should be considered a special dividend, the compiler will use the following criteria: (a) the declaration of a dividend additional to those dividends declared as part of a company’s normal results and dividend reporting cycle; or (b) the identification of an element of a dividend paid in line with a company’s normal results and dividend reporting cycle as an element that is unambiguously additional to the company’s normal payment.

(3)Rights issues and other rights. In the event of a rights issue, the price is adjusted for the value of the right before the open on the ex-date, and the shares are increased to maintain the constituent’s existing weighting within the Underlying Index. The adjustment assumes that the rights issue is fully subscribed. The amount of the price adjustment is determined from the terms of the rights issue, including the subscription price, and the price of the underlying security. IDI shall only enact adjustments if the rights represent a positive value, or are in-the-money, or, alternatively, represent or can be converted into a tangible cash value.

Autocallable Strategic Accelerated Redemption Securities®	TS-20

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

(4)Bonus issues, stock splits and reverse stock splits. For bonus issues, stock splits and reverse stock splits, the number of shares included in the Underlying Index will be adjusted in accordance with the ratio given in the corporate action. Since the event won’t change the value of the company included in the Underlying Index, the divisor will not be changed because of this.

(5)Changes in number of shares. Changes in the number of shares outstanding, typically due to share repurchases, tenders or offerings, will not be reflected in the Underlying Index.

Other Adjustments

In cases not expressly covered by the rules governing the Underlying Index, operational adjustments will take place along the lines of the aim of the Underlying Index. Operational adjustments may also take place if, in IDI’s opinion, it is desirable to do so to maintain a fair and orderly market in derivatives on the Underlying Index and/or is in the best interests of the investors in products based on the Underlying Index and/or the proper functioning of the markets. Any such modifications or exercise of expert judgment will also be governed by any applicable policies, procedures and guidelines in place by IDI at such time.

The following graph shows the daily historical performance of the GDX in the period from January 1, 2016 through June 29, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the GDX was $75.68.

Historical Performance of the GDX

This historical data on the GDX is not necessarily indicative of the future performance of the GDX or what the value of the notes may be. Any historical upward or downward trend in the price per share of the GDX during any period set forth above is not an indication that the price per share of the GDX is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and training pattern of the GDX.

Autocallable Strategic Accelerated Redemption Securities®	TS-21

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

The iShares® Silver Trust

The SLV trades under the ticker symbol “SLV” on NYSE Arca. iShares Delaware Trust Sponsor LLC (“iShares Delaware”) is the sponsor of the SLV. The Bank of New York Mellon is the trustee of the SLV, and JPMorgan Chase Bank, N.A., London branch is the custodian of the SLV.

The SLV seeks to reflect generally the price of silver before the payment of its expenses and liabilities. The assets of the SLV consist primarily of silver held by the custodian on behalf of the SLV. The SLV issues shares in exchange for deposits of silver and distributes silver in connection with the redemption of shares. The shares of the SLV are intended to constitute a simple and cost-effective means of making an investment similar to an investment in silver.

The shares of the SLV represent units of fractional undivided beneficial interest in and ownership of the assets of the SLV. The SLV is a passive investment vehicle and the trustee of the SLV does not actively manage the silver held by the SLV. The trustee of the SLV sells silver held by the SLV to pay the SLV’s expenses on an as-needed basis irrespective of then-current silver prices. Currently, the SLV’s only ordinary recurring expense is expected to be iShares Delaware’s fee, which is accrued daily at an annualized rate equal to 0.50% of the net asset value of the SLV and is payable monthly in arrears. The trustee of the SLV will, when directed by iShares Delaware, and, in the absence of such direction, may, in its discretion, sell silver in such quantity and at such times as may be necessary to permit payment of iShares Delaware’s fee and of SLV expenses or liabilities not assumed by iShares Delaware.

Information provided to or filed with the SEC by the SLV pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, can be located by reference to SEC file numbers 333-262440 and 001-32863, respectively, through the SEC’s website at http://www.sec.gov. According to the SLV’s prospectus, the SLV is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder, the SLV is not a commodity pool within the meaning of the Commodity Exchange Act of 1936, as amended, and is not subject to regulation thereunder, and iShares Delaware is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator or a commodity trading advisor.

The following graph shows the daily historical performance of the SLV in the period from January 1, 2016 through June 29, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the SLV was $52.68.

Historical Performance of the SLV

This historical data on the SLV is not necessarily indicative of the future performance of the SLV or what the value of the notes may be. Any historical upward or downward trend in the price per share of the SLV during any period set forth above is not an indication that the price per share of the SLV is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the SLV

Autocallable Strategic Accelerated Redemption Securities®	TS-22

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S will purchase the notes from BofAS for resale, and will receive a discount in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which will reduce the economic terms of the Notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

MLPF&S and BofAS,  each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the case of BofAS and as dealer in the case of MLPF&S in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. Neither BofAS nor MLPF&S may make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 10,000 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Autocallable Strategic Accelerated Redemption Securities®	TS-23

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket.  The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as BAC’s internal funding rate, is typically lower than the rate BAC would pay when it issues conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements. These hedging arrangements are expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss.

For further information, see “Risk Factors—Valuation and Market-related Risks” and “—Conflict-related Risks” beginning on page PS-7 and PS-10, respectively, and “Use of Proceeds” on page PS-23 of the accompanying product supplement.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to BofA Finance and BAC, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of BofA Finance, and the related guarantee will be a valid and binding obligation of BAC, in each case, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Delaware Limited Liability Company Act, the Delaware General Corporation Law and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and due authentication of the Master Note and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 1, 2025 which has been filed as Exhibit 5.3 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on October 1, 2025.

Autocallable Strategic Accelerated Redemption Securities®	TS-24

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Two ETFs, due July 8, 2031

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

■There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

■You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract with respect to the Basket.

■Under this characterization and tax treatment of the notes, a U.S. Holder (as defined in the accompanying prospectus) generally will recognize capital gain or loss upon maturity or upon a sale, exchange, or redemption of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

■In addition, there may exist a risk that an investment in the notes will be treated as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, any long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income. Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

■No assurance can be given that the Internal Revenue Service (“IRS”) or any court will agree with this characterization and tax treatment.

■Under current IRS guidance, withholding on “dividend equivalent” payments (as discussed in the accompanying product supplement), if any, will not apply to notes that are issued as of the date of this term sheet unless such notes are “delta-one” instruments.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-48 of the accompanying product supplement.

Where You Can Find More Information

We and BAC have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents relating to this offering that we and BAC have filed with the SEC, for more complete information about us, BAC and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

Autocallable Strategic Accelerated Redemption Securities®	TS-25